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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Diomed Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
25454R207
(CUSIP Number)
Mitchell P. Kopin
Downsview Capital, Inc.
3100 Dundee Road, Suite 703
Northbrook, Illinois 60062
(847) 562-9030

With a copy to:

Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25454R207	Page	2	of	13

1	NAMES OF REPORTING PERSONS Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,589,658

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,589,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,589,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 30,318,331 shares of common stock issued and outstanding as of November 13, 2007, plus 1,538,558 shares of common stock issuable upon conversion of a convertible debenture and upon exercise of a warrant, in each case, held by Cranshire Capital, L.P.

CUSIP No.	25454R207	Page	3	of	13

1	NAMES OF REPORTING PERSONS Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,589,658

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,589,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,589,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC
2 Based on 30,318,331 shares of common stock issued and outstanding as of November 13, 2007, plus 1,538,558 shares of common stock issuable upon conversion of a convertible debenture and upon exercise of a warrant, in each case, held by Cranshire Capital, L.P.

CUSIP No.	25454R207	Page	4	of	13

1	NAMES OF REPORTING PERSONS Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,589,658

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,589,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,589,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC
3 Based on 30,318,331 shares of common stock issued and outstanding as of November 13, 2007, plus 1,538,558 shares of common stock issuable upon conversion of a convertible debenture and upon exercise of a warrant, in each case, held by Cranshire Capital, L.P.

SCHEDULE 13D
EXPLANATORY NOTE: This Statement (as defined below) is being filed on a protective basis on Schedule 13D due to the events described in this Statement.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Shares”), of Diomed Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1 Dundee Park, Andover, Massachusetts 01810.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire Capital”), Downsview Capital, Inc., an Illinois corporation (“Downsview Capital”), and Mitchell P. Kopin (“Mr. Kopin”) (collectively, the “Reporting Persons”).
     (b) The business address of each of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
     (c) Cranshire Capital is a private investment fund; Downsview Capital is a privately held corporation and is the general partner of Cranshire Capital; and Mr. Kopin is a citizen of the United States of America and President of Downsview Capital.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Cranshire Capital is an Illinois limited partnership; Downsview Capital is an Illinois corporation; and Mr. Kopin is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     All funds used to purchase the securities of the Company reported in Item 5 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the securities reported in Item 5 of this Statement was approximately $1,041,610.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons originally acquired the securities reported in Item 5 below based on the Reporting Persons’ belief that such securities, when acquired, represented an attractive investment opportunity.

     Although the Reporting Persons are currently acting solely in their capacity as a secured creditor of the Company and not in their capacity as an equity holder or with respect to any underlying “equity securities” (as defined in Rule 13d-1(i) promulgated under the Exchange Act) of the Company, the Reporting Persons have elected to file this Schedule 13D at this time on a protective basis as a precautionary matter.
     The Company disclosed in the Form 8-K filed by the Company on March 14, 2008, among other things, that (i) the Company, and its wholly owned subsidiary Diomed, Inc. (the “Subsidiary”), filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Massachusetts, Western Division (the “Petition”), in order to protect the assets of the Company and the Subsidiary and to allow the operating assets of the Company and the Subsidiary to be sold through an orderly process, (ii) the Petition contemplates that the Company will sell certain operating assets to Biolitec AG, which is based in Jena, Germany and has a U.S. office in East Longmeadow, Massachusetts and (iii) the Company intends to continue to operate its U.S. business as a “debtor-in-possession” under the jurisdiction of such bankruptcy court and in accordance with the applicable provisions of the United States Bankruptcy Code and orders of such bankruptcy court, pending completion of the sale of its assets to Biolitec AG and other parties.
     In the absence of a consensual restructuring or full repayment of the debt owed to Cranshire Capital and the Other Debentures Holders (as defined below), the Reporting Persons may elect to, either individually or collectively with the Other Debenture Holders, enforce its individual and/or collective rights and remedies under the Amended Convertible Debenture (as defined below) held by Cranshire Capital and/or under applicable state law and/or federal bankruptcy law. By virtue of any actions Cranshire Capital has elected, or may elect, to collectively take with any of the Other Debenture Holders, Cranshire Capital and such Other Debenture Holders could be deemed to have formed a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, each of the Reporting Persons expressly disclaims the existence of a group with any of the Other Debenture Holders because any such actions are intended to be solely with respect to the debt owed to each of them under the Amended Convertible Debentures and not with respect to any “equity securities” (as defined in Rule 13d-1(i) promulgated under the Exchange Act) of the Company, and none of the Reporting Persons is acting, or has any agreement to act, with any Other Debenture Holder or any of their respective affiliates for the purpose of acquiring, holding, voting or disposing of any “equity securities” (as defined in Rule 13d-1(i) promulgated under the Exchange Act) of the Company. Furthermore, none of the Reporting Persons currently has any plans or proposals to convert the Amended Convertible Debenture held by Cranshire Capital into Shares or to exercise the Warrants (as defined below) for Shares or to exercise any remedy available to any Reporting Person by virtue of such Reporting Person’s beneficial ownership of “equity securities” (as defined in Rule 13d-1(i) promulgated under the Exchange Act) of the Company.
     Certain of the Other Debenture Holders may separately file their own Schedule 13D with respect to the Company on a protective basis as a precautionary matter. Each of the Reporting Persons disclaims beneficial ownership of any securities owned by any of the Other Debenture Holders.

     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Each of the Reporting Persons may be deemed to beneficially own 1,589,658 Shares, including (i) 1,428,571 Shares issuable upon conversion of the Amended Convertible Debenture and (ii) 109,987 Shares issuable upon exercise of the Warrant (as defined below), in each case, held by Cranshire Capital, and all such Shares in the aggregate represent beneficial ownership of approximately 4.99% of the Shares, based on (1) 30,318,331 Shares issued and outstanding as of November 13, 2007, as disclosed in the Form 10-QSB for the quarterly period ended September 30, 2007 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 14, 2007 plus (2) (A) 1,428,571 Shares issuable upon conversion of the Amended Convertible Debenture and (B) 109,987 Shares issuable upon exercise of the Warrant, in each case, held by Cranshire Capital. The foregoing excludes: (I) 151,793 Shares issuable upon exercise of the Warrant and (II) 77,014 Shares issuable upon exercise of the Inducement Warrant (as defined below), in each case, held by Cranshire Capital because each of the Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant or the Inducement Warrant (as the case may be) to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Shares. Without such blocker provision, each of the Reporting Persons would be deemed to beneficially own 1,818,465 Shares.
     (b) Each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of 1,589,658 Shares, including (i) 1,428,571 Shares issuable upon conversion of the Amended Convertible Debenture and (ii) 109,987 Shares issuable upon exercise of the Warrant, in each case, held by Cranshire Capital. The foregoing excludes: (1) 151,793 Shares issuable upon exercise of the Warrant and (2) 77,014 Shares issuable upon exercise of the Inducement Warrant, in each case, held by Cranshire Capital because each of the Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant or the Inducement Warrant (as the case may be) to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Shares. Without such blocker provision, each of the Reporting Persons would be deemed to beneficially own 1,818,465 Shares.
     (c) Not Applicable.
     (d) Not Applicable.
     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.
     In connection with a private placement of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on September 29, 2004 to which reference is hereby made), Cranshire Capital, among others, (i) entered into (1) a Securities Purchase Agreement, dated as of September 28, 2004 (the “Securities Purchase Agreement”), the form of which is referenced as Exhibit 99.2 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 29, 2004), pursuant to which, among other things, Cranshire Capital agreed to purchase, on the terms and conditions contained therein, a variable rate convertible debenture (the “Convertible Debenture”), the form of which is referenced as Exhibit 99.4 (which incorporates by reference Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 29, 2004), initially convertible for 436,681 Shares at an initial conversion price of $2.29 per share and a warrant (the “Warrant”), the form of which is referenced as Exhibit 99.5 (which incorporates by reference Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 29, 2004), initially exercisable for 261,780 Shares at an initial exercise price of $2.10 per share, and (2) a Registration Rights Agreement, dated as of September 28, 2004 (the “Registration Rights Agreement”), the form of which is referenced as Exhibit 99.3 (which incorporates by reference Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 29, 2004), and (ii) on October 25, 2004, purchased the Convertible Debenture and the Warrant.
     The Company disclosed in the Form 8-K filed by the Company with the SEC on October 4, 2005 (to which reference is hereby made), Cranshire Capital executed a Waiver of Negative Covenants, dated as of September 26, 2005 (the “Waiver”), the form of which is referenced as Exhibit 99.6 (which incorporates by reference Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 4, 2005), pursuant to which, among other things, Cranshire Capital agreed to waive certain negative covenants in the Convertible Debenture relating to the redemption of preferred stock of the Company in exchange for a warrant (the “Inducement Warrant,” and together with the Warrant, the “Warrants”), the form of Inducement Warrant is referenced as Exhibit 99.7 (which incorporates by reference Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on October 4, 2005), initially exercisable for 53,879 Shares at an initial exercise price of $2.50 per share, and such Inducement Warrant was issued to Cranshire Capital on September 30, 2005.
     On October 1, 2007, the Company disclosed in the Form 8-K filed by the Company with the SEC on October 1, 2007 (to which reference is hereby made) that to enable the Company to enter into a certain loan agreement with Hercules Technology Growth Capital, Inc. (the “Lender”), on September 28, 2007, the Company negotiated for and obtained the separate consent of Cranshire Capital and each of the other three holders of the Convertible Debentures (the “Other Debenture Holders”), pursuant to separate Debenture Holder Agreements and Consents (the “Debenture Holder Consent”), the form of which is referenced as Exhibit 99.8 (which incorporates by reference Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 1, 2007). The Company further disclosed that (i) under each of the Debenture Holder Consents the Company, among other things, amended and restated the Convertible Debentures in the form of an Amended and Restated Variable Rate Secured Subordinated Convertible Debenture due October 2008 (the “Amended Convertible Debenture”), the form of which is referenced as Exhibit 99.9 (which incorporates by reference Exhibit 10.5 to the Company’s Form

8-K as filed with the SEC on October 1, 2007), by (1) increasing the rate of interest from 400 basis points over six-month LIBOR to the greater of 10% and 500 basis points over six-month LIBOR, (2) reflecting the adjusted conversion price therein of $0.70 per share, which adjustment resulted from the anti-dilution adjustment of the Convertible Debentures caused by the issuance of warrants to the Lender and (3) granting a security interest in all of the Company’s assets (and, as set forth in a guaranty by the Subsidiary of the Company’s obligations under the Amended Convertible Debenture and a separate security agreement, the assets of the Subsidiary), subordinated to the security interest granted to the Lender, (ii) Cranshire Capital, the Other Debenture Holders and the Lender entered into an Intercreditor Agreement, dated September 28, 2007, the form of which is referenced as Exhibit 99.13 (which incorporates by reference Exhibit 10.9 to the Company’s Form 8-K as filed with the SEC on October 1, 2007), acknowledged by the Company, pertaining to the creditors’ respective rights to the collateral comprising their respective security interests in the Company’s assets (which agreement enables the Lender to block the Company from repaying the Amended Convertible Debentures when they become payable, in which case, under each of the Debenture Holder Consents, the Company agreed to repay the Lender with the proceeds of the judgment in the EVLT® patent litigation case, so long as the Company has received at least $10 million from that $14.7 million judgment by that time) and (iii) under each of the Debenture Holder Consents, among other things, Cranshire Capital and each of the Other Debenture Holders (1) separately permitted the Company’s incurrence of indebtedness under such loan from the Lender and the Company’s grant of security to the Lender in connection with such loan, (2) agreed separately that it had no rights to participate in such loan and (3) agreed separately with the Company to limit conversions of its Amended Convertible Debenture to 2/3 of the principal amount thereof until such time as the Company obtains the listing of additional shares with the American Stock Exchange to cover all shares into which the outstanding Amended Convertible Debenture would be convertible after giving effect to the anti-dilution adjustment described above. As a result of such anti-dilution adjustment, (A) the Amended Convertible Debenture became convertible (subject to the blocker provision contained therein) into 1,428,571 Shares at a conversion price of $0.70 per share and (B) the Inducement Warrant became exercisable (subject to the blocker provision contained therein) for 77,014 Shares at an exercise price of $1.75 per share. Notwithstanding the Company’s foregoing disclosures, in a cash collateral order anticipated to be submitted to the Unites States Bankruptcy Court on March 24, 2008, the Company and the Subsidiary disputed the assertions by Cranshire Capital and the Other Debenture Holders made therein that they have properly perfected and valid liens on all of the assets of the Company and the Subsidiary, and the Company and the Subsidiary reserved all rights with respect to (x) the purported perfection of various subordinated prepetition liens by Cranshire Capital and the Other Debenture Holders on any judgments in connection with the Company’s 777 Patent Litigation and any proceeds thereof, (y) the avoidability of various subordinated prepetition liens under Section 548 of the United States Bankruptcy Code and (z) the secured status of the obligations under the Amended Convertible Debentures pursuant to Section 506 of the United States Bankruptcy Code.
     In connection with the granting of certain security interests by the Company described above, Cranshire Capital, the Other Debenture Holders and the Company entered into a Pledge and Security Agreement, dated as of September 28, 2007, the form of which is referenced as Exhibit 99.10 (which incorporates by reference Exhibit 10.11 to the Company’s Form 8-K as filed with the SEC on October 1, 2007). Additionally, as described above, the Subsidiary agreed to (i) guaranty the Company’s obligations under the Amended Convertible Debentures pursuant to a Guaranty, dated as of September 28, 2007, in favor of Cranshire Capital and each of the Other Debenture Holders, the form of which is referenced as Exhibit 99.11 (which incorporates by reference Exhibit 10.12 to the Company’s Form 8-K as filed with the SEC on October 1, 2007) and (ii) pledge certain capital stock and grant a security interest in the assets of the Subsidiary pursuant to a Guarantor Pledge and Security Agreement, dated as of September 28, 2007, in favor of Cranshire Capital and each of the Other Debenture Holders, the form of which is referenced as Exhibit 99.12 (which incorporates by reference Exhibit 10.13 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).
     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is referenced or attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 24, 2008, among the Reporting Persons.

99.2	Form of Securities Purchase Agreement for Convertible Debentures by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.3	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.4	Form of Convertible Debenture issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.5	Form of Warrant issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.6	Form of Waiver by and between the Company and Cranshire Capital (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 4, 2005).

99.7	Form of Inducement Warrant issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 4, 2005).

99.8	Form of Debenture Holder Consent by and between the Company and Cranshire Capital (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.9	Form of Amended Convertible Debenture issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.10	Form of Pledge and Security Agreement by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.11	Form of Guaranty by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.12 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.12	Form of Guarantor Pledge and Security Agreement by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.13 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.13	Form of Intercreditor Agreement acknowledged by the Company and by and between the Lender, Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 24, 2008

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc.
Its:	General Partner

By:	/s/ Mitchell P. Kopin
	Name:	Mitchell P. Kopin
	Title:	President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
	Name:	Mitchell P. Kopin
	Title:	President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 24, 2008, among the Reporting Persons.

99.2	Form of Securities Purchase Agreement for Convertible Debentures by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.3	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.4	Form of Convertible Debenture issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.5	Form of Warrant issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 29, 2004).

99.6	Form of Waiver by and between the Company and Cranshire Capital (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 4, 2005).

99.7	Form of Inducement Warrant issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 4, 2005).

99.8	Form of Debenture Holder Consent by and between the Company and Cranshire Capital (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.9	Form of Amended Convertible Debenture issued by the Company to Cranshire Capital (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.10	Form of Pledge and Security Agreement by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.11	Form of Guaranty by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.12 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.12	Form of Guarantor Pledge and Security Agreement by the Subsidiary in favor of Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.13 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).

99.13	Form of Intercreditor Agreement acknowledged by the Company and by and between the Lender, Cranshire Capital and the Other Debenture Holders (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K as filed with the SEC on October 1, 2007).